[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

February 13, 2009

VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pamela A. Long

Re:          Pzena Investment Management, Inc.; Amendment No. 2

                to the Registration Statement on Form S-3 (No. 333-155354)

Dear Ms. Long:

On behalf of our client, Pzena Investment Management, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Commission contained in your letter, dated January 29, 2009 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-3 (No. 333-155354) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 13, 2008, as amended by Amendment No. 1 thereto on December 17, 2008 and Amendment No. 2 thereto filed on January 20, 2009 (the “Registration Statement”), the Company’s Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), and the Company’s Form 10-Q for the quarter ended September 30, 2008 (the “Q3 2008 Form 10-Q”).

Certain of the Staff’s comments request explanation of, or revisions to, various disclosures provided in the Registration Statement, the 2007 Form 10-K or the Q3 2008 Form 10-Q.  The Company has provided its responses to these comments to us.  These responses are set forth below. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

S-3

Exhibit 5.1

1.                                      Provide written confirmation of counsel’s concurrence with our understanding that the opinion’s reference to the Delaware General Corporation Law includes the statutory provisions, all applicable provisions of the Delaware constitution, and any reported judicial decisions interpreting these laws.

We confirm for the Staff that the reference in our opinion, filed as Exhibit 5.1 to the Registration Statement, to the Delaware General Corporation Law includes the statutory provisions, all applicable provisions of the Delaware constitution, and any reported judicial decisions interpreting these laws.

2.                                      We note that the opinion is dated as of January 16, 2009 and that the opinion is qualified as of that date.  Since the opinion must speak as of the date of the registration statement’s effectiveness, please revise.  Alternatively, Pzena must file a new opinion immediately before the registration statement’s effectiveness.

Within 24 to 48 hours of the intended effective time of the Registration Statement, we will file a new version of our opinion as Exhibit 5.1 to the final amendment to the Registration Statement.

10-K

General

3.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

In response to the Staff’s comments that call for additional or revised disclosure, the Company has provided the form of disclosure (based on information pertaining to the year ended December 31, 2007) that it will include in its Annual Report on Form 10-K for the year ending December 31, 2008 (the “2008 Form 10-K”) and its Annual Reports on Form 10-K for subsequent years (together with the 2008 Form 10-K, the “Future Form 10-Ks”) to the extent that the comment applies to the Company’s financial statements and related matters in such annual periods.  The Company will also provide similar disclosure in its future Quarterly Reports on Form 10-Q (the “Future Form 10-Qs”, and together with the Future Form 10-Ks, the “Future Exchange Act Reports”) to the extent that the comment applies to the Company’s financial statements and related matters in such interim periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

Assets Under Management and Flows, page 45

4.                                      We note your response to prior comment 4.  We continue to believe that you should present and discuss each component of net flows on a gross basis so that readers can clearly identify any trends depicted by each category of cash inflows and outflows.  As we previously stated, we believe that these trends may be obscured by a net presentation.  We note your concerns in providing this data.  For example, you state that if you experience a high volume of redemptions by existing clients which are largely or entirely offset by a high volume of investment of new assets by new or existing clients, the gross amount of client redemptions could convey the impression that your business prospects have been weakened.  We believe that disclosing the redemption amounts and amounts invested by new or existing clients is relevant data that should be provided and fully explained if necessary.  We also believe that your concerns noted should be addressed by providing supplemental clarifying disclosure.   Please separately present and discuss each component of net flows, including redemptions.

The Company has set forth below the form of disclosure, based on information with respect to the year ended December 31, 2007, that it will include in its 2008 Form 10-K.  Please note that the Company will also provide similar information with respect to the year ended December 31, 2008 in its 2008 Form 10-K.

Year Ended
December 31,
Assets Under Management	2007
(in billions)
Separately-Managed Accounts
Beginning of Year Assets	$14.5
Inflows	3.7
Outflows	(2.2)
Performance	(2.0)
End of Year Assets	$14.0

Sub-Advised Accounts
Beginning of Year Assets	$12.8
Inflows	4.3
Outflows	(5.9)
Performance	(1.6)
End of Year Assets	$9.6

Total
Beginning of Year Assets	$27.3
Inflows	8.0
Outflows	(8.1)
Performance	(3.6)
End of Year Assets	$23.6

General

Our earnings and cash flows are heavily dependent upon prevailing financial market conditions. Significant increases or decreases in the various securities markets, particularly the equities markets, can have a material impact on our results of operations, financial condition, and cash flows.

During 2007, performance of our investment strategies was negatively impacted by significant volatility in the equity markets, and in the financial services sector in particular. As a result, our assets under management declined by $3.7 billion, or 13.6% from $27.3 billion at December 31, 2006 to $23.6 billion at December 31, 2007, due primarily  to negative performance of $3.6 billion.  For the year, we experienced gross outflows of $8.1 billion, which were almost entirely offset by gross inflows of $8.0 billion. This decline in AUM occurred during the second half of the year. Our sub-advised accounts experienced $4.3 billion in gross inflows of AUM,  which were offset by $5.9 billion in gross outflows.  The $1.6 billion in net outflows were mainly  attributable to the weaker performance of our sub-advised funds compared to that of their peers. These net outflows were, however, mostly offset by net inflows of $1.5 billion in our separately-managed accounts during 2007.  For the year, our separately-managed accounts experienced gross inflows of $3.7 billion and gross outflows of $2.2 billion.   Prior to 2007, our AUM had grown significantly as a result of several factors including, among others, the exceptional investment performance for the since inception, five-year and three-year periods for each of our investment strategies through the end of 2006.

Year Ended December 31, 2007 versus December 31, 2006

At December 31, 2007, the company managed $23.6 billion in total assets, a decrease of $3.7 billion, or 13.6%, from $27.3 billion at December 31, 2006. The decrease year-over-year in assets under management was due almost entirely to $3.6 billion in market depreciation, with net inflows of $1.5 billion into our separately-managed accounts almost entirely offsetting net outflows of $1.6 billion from our sub-advised accounts.

The company managed $14.0 billion in separately-managed accounts and $9.6 billion in sub-advised accounts, for a total of $23.6 billion in assets at December 31, 2007. Assets in separately-managed accounts decreased $0.5 billion, or 3.4%, to $14.0 billion from $14.5 billion at December 31, 2006, due to $2.0 billion in market depreciation and $2.3 billion in gross outflows, offset by gross inflows of $3.7 billion. During the same period, assets in sub-advised accounts decreased $3.2 billion, or 24.7%, to $9.6 billion from $12.8 billion at December 31, 2006, due to $1.6 billion in market depreciation and gross outflows of $5.9 billion, partially offset by gross inflows of $4.3 billion. At December 31, 2007, separately-managed accounts represented 59.3% of our total AUM, as compared to 53.1% at December 31, 2006. AUM in our International Value and Global Value strategies, increased by a total of $1.8 billion, or 138%, to $3.1 billion, at December 31, 2007 from $1.3 billion at December 31, 2006. At December 31, 2007, our International Value and Global Value investment strategies accounted for 13.0% of our AUM, as compared to 4.7% at December 31, 2006. In 2007, we re-opened all of our domestic strategies.

5.                                      We note your response to prior comments 5 and 22.  If your investment strategies result in significant investments in a particular sector, we urge you to discuss and disclose the risks of that sector.

The Company will provide the requested disclosure in the Future Exchange Act Reports, as applicable.

September 30, 2008 10-Q

General

6.                                      Please address the above comments in your interim filings as well.

The Company will address comments 4 and 5 above in Future Form 10-Qs, as applicable.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 735-4112.

Very truly yours,

/s/ Richard B. Aftanas
Richard B. Aftanas, Esq.

cc:	Wayne A. Palladino
Ralph Arditi, Esq.

PZENA INVESTMENT MANAGEMENT, INC.

120 WEST FORTY FIFTH STREET

NEW YORK, NY 10036

(212) 355-1600

February 13, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela A. Long
Andrew Schoeffler, Esq.

RE:                              Pzena Investment Management, Inc.;

                                                 Registration Statement on Form S-3 (No. 333-155354)

Ladies and Gentlemen:

Pursuant to Rules 461(a) under the Securities Act of 1933, as amended, Pzena Investment Management, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-155354) (the “Registration Statement”), relating to the registration of up to 57,937,910 shares of the Company’s Class A common stock, so that the Registration Statement may be declared effective at 4:00 p.m. on Tuesday, February 17, 2009, or as early as practicable thereafter.

The Company acknowledges that, should the Securities Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges that they may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Richard B. Aftanas at (212) 735-4112 or Yasmeena F. Chaudry at (212) 735-3202 and that such effectiveness also be confirmed in writing.

Very truly yours,

PZENA INVESTMENT MANAGEMENT, INC.

By:	/s/ Wayne A. Palladino
	Name:	Wayne A. Palladino
	Title:	Chief Financial Officer

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